BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company" - BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358 of January 3, 2002, announces that, through its controlled entity BRF GmbH, in the date hereof, entered into a share purchase agreement for the acquisition of the totality of the common shares issued by Golden Foods Siam, including its assets in Thailand and Europe, based on an enterprise value of USD 360,000,000.00 (“Transaction”). The consummation of the Transaction is subject to the satisfaction of certain conditions precedent set forth in the share purchase agreement.

Golden Foods Siam is one of the leading poultry producers in Thailand, with fully integrated operations and presence in more than 15 markets globally.

This transaction is in accordance with BRF’s strategic plan for globalizing the Company, accessing local markets, strengthening BRF’s brands, distribution and expansion of its product portfolio around the globe.

São Paulo, December 1st, 2015

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer